THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5), DATED FEBRUARY 14, 1997, FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   12686C-10-9
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12686C-10-9                   13G





--------------------------------------------------------------------------------
1.       Names of Reporting Persons         Helen A. Dolan
         or I.R.S. Identification           SS:  ###-##-####
         Nos. of Above Persons
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)
         if a Member of a Group             ------------------------------------
                                            (b)
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of             U.S.A.
         Organization
--------------------------------------------------------------------------------
Number of Shares                   (5) Sole Voting Power
Beneficially                                                                0
Owned by Each Reporting            ---------------------------------------------
Person With                        (6) Shared Voting Power
                                       Power                          252,475*
                                   ---------------------------------------------
                                   (7) Sole Dispositive Power               0
                                   ---------------------------------------------
                                   (8) Shared Dispositive
                                       Power                          252,475*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                               252,475*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row 9                                               1.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person
                                                                            IN
--------------------------------------------------------------------------------


------------------
*  See Exhibit A.

CUSIP No.  12686C-10-9                  13G




              CONTINUATION PAGES OF AMENDMENT NO. 5 TO SCHEDULE 13G
                                    FILED BY
                                 HELEN A. DOLAN

Item 1(a)         Name of Issuer:

                  Cablevision Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  One Media Crossways
                  Woodbury, New York 11797

Item 2(a)         Name of Person Filing:

                  Helen A. Dolan

Item 2(b)         Address of Principal Business Office:

                  Cove Neck Road
                  Oyster Bay, New York 11771

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock

Item 2(e)         CUSIP Number:

                  12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) ( ) Broker or Dealer registered under Section 15 of the Act

                  (b) ( )  Bank as defined in Section 3(a)(6) of the Act

CUSIP No.  12686C-10-9                  13G




                  (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

                  (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Re-tirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                  (g) ( )  Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G)

                  (h) ( )  Group, in accordance with
                           Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)     Amount Beneficially Owned

                          252,475 (as of December 31, 1996)

                  (b)     Percent of Class:

                          1.9% (as of December 31, 1996)

                  (c)     Number of shares as to which such person has:

                          (i)   sole power to vote or to direct the vote: 0

CUSIP No.  12686C-10-9                  13G




                           (ii)  shared power to vote or to direct the vote:
                                 252,475

                           (iii) sole power to dispose or to direct the disposi-
                                 tion of: 0

                           (iv) shared power to dispose or to direct the dis-position of: 252,475

Item 5.           Ownership of Five Percent or Less of a Class

                  If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not applicable

Item 9.           Notice of Dissolution of Group.

                           Not applicable

Item 10.          Certification.

                           Not applicable because the statement is filed
                  pursuant to Rule 13d-1(c).

CUSIP No.  12686C-10-9                  13G



SIGNATURE.
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 1997



                                    Signature:    /s/ Helen A. Dolan
                                                  By William A. Frewin, Jr.
                                                  -------------------------

                                    Name/Title:    Helen A. Dolan
                                                   By William A. Frewin, Jr., as
                                                   attorney-in-fact

CUSIP No.  12686C-10-9                  13G



                                    Exhibit A

                  The Dolan Family Foundation, a New York not for profit corporation (the "Foundation"), as of December 31, 1996, owned 247,475 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Foundation is organized as a Membership Corporation. The sole members, with lifetime terms, of the Foundation are Helen A. Dolan ("Mrs. Dolan") and her husband, Charles F. Dolan ("Mr. Dolan"). Mrs. Dolan does not have an economic interest in such shares, but as a member with her husband, does have the power to elect the directors of the Foundation and thus the indirect power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

                  Mrs. Dolan, as of December 31, 1996, owned directly 5,000 shares of Class A Common Stock. Although Mrs. Dolan retains all economic interest in such shares, Mr. Dolan may be deemed a beneficial owner thereof.